Exhibit 3.7

Principles of Corporate Governance Of NetReit.

We believe that good corporate governance results from sound processes that ensure that our directors are well supported by accurate and timely information, sufficient time and resources and unrestricted access to management. The business judgment of the Board must be exercised independently and in the long-term interests of our shareholders.

We also believe that ethics and integrity cannot be legislated or mandated by directive or policy. So while we adopt these Principles of Corporate Governance, we reaffirm our belief that the ethical character, integrity and values of our directors and senior management remain the most important safeguards of corporate governance at NetReit.

1.    Duties and Responsibilities of the Company and the Board of Directors

Responsibilities of the Board All directors are elected annually by the shareholders as their representatives in providing oversight of the companies operations. The directors select, oversee and monitor the performance of the senior management, which is charged with the day-to- day conduct of the company. The fundamental responsibility of the directors is to exercise their business judgment on matters of critical and long term significance to the company in furtherance of what they reasonably believe to be in the best interest of the company, and therefore its shareholders.

Board Meetings. Directors are expected to attend Board meeting and meeting of the committees on which they serve, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. Meetings should include presentations by management and when appropriate, outside advisors or consultants, as well as sufficient time for full and open discussion.

Written Materials. Presentation materials that are important to the Board's understanding of the agenda items to be discussed at a Board or Committee meeting should be distributed to the directors sufficiently in advance of the meeting to allow the directors the opportunity to prepare. Directors are expected to review these materials thoroughly in advance of the meeting.

Agenda for Board Meetings. The Chairman of the Board, in consultation with the CEO if filled by different people) will set the agenda for Board meetings with the understanding that certain items necessary for appropriate Board oversight will be brought to the Board periodically for review, discussion and decision-making. The Presiding Director will review the agenda for each Board meeting in advance of the meeting and may request changes as he or she deems appropriate in order to ensure that the interests and requirements of the non-employee directors are appropriately addressed. Any director may request that an item be included on any meeting agenda.

Executive Sessions of Non-Employee Directors. The non- employee directors may meet in regular executive sessions without any members of management present. The Presiding Director will chair these executive sessions. In addition, the Chairman and Chief Executive officer will hold private meetings with the non-employee directors, on a regular basis.

Presiding Director. On an annual basis, the non-employee directors will select a non-employee member of the Board to serve as Presiding Director. The Presiding Director will chair executive sessions of the Board when the non-employee directors meet without the Chairman and Chief Executive officer present. The Presiding Director will perform such other functions as the Board may direct, including, acting as an intermediary between the non-employee directors and management when special circumstances exist or communication out of the ordinary course is necessary, participating in the performance evaluation of the Chief Executive officer and reviewing the schedule of Board and Committee meetings and the agendas for Board meetings.

Conflict v of Interest. Every employee and director has a duty to avoid business, financial or other direct or indirect interests or relationships which conflict with the interests of the Company or which may affect his or her loyalty to the Company. Each director must deal at arm's length with the Company and should disclose to the Chairman or Presiding Director any conflict or any appearance of a conflict of interest. Any activity which even appears to present such a conflict must be avoided or terminated, unless after appropriate disclosure and discussion, it is determined that the activity is not harmful to the Company or otherwise improper.

Other Board Seats. A director should engage in discussion with the Chairman prior to accepting an invitation to serve on an additional public company board.

2.    Director Qualifications

1.
Independence.The monitoring of performance of senior management by the Board is more effective when the Board is significantly influenced by independent Directors. Having independent directors increases the quality of Board oversight and lessens the possibility of damaging conflicts of interest. It is our goal that at least two-thirds of our directors should be "independent," without the appearance of any conflict in serving as a director. To be considered independent, the Board must determine that a director does not have any direct or indirect material relationship with the Company (other than in his or her capacity as a director). In order to adequately assess and ensure that at least two-thirds of the Company's Directors qualify as "independent," the Board will undertake an annual review of the independence of all Directors. For purposes of these guidelines, the Company realizes that it is not possible to anticipate, or to explicitly provide for, all circumstances that might bear on the materiality of a Director's relationship with the Company. Accordingly, it is the policy of the Board that, when making independence determinations, the Board will broadly consider all facts and circumstances. The Board recognizes that Directors' independence may be jeopardized if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a Director is affiliated, or if the Company enters into consulting contracts with (or provides other indirect forms of compensation to a Director or an organization with which the Director is affiliated, therefore such actions will be discouraged. The Board will critically evaluate each of these matters when determining the form and amount of director compensation, and the independence of a Director.

Term Limits. We do not believe that our directors should be subject to term limits. Due to the complexity of the businesses of the Company, we value the increasing insight which a director is able to develop over a period of time. We believe that a lengthy tenure on our Board provides an increasing contribution to the Board and is therefore in the interests of our shareholders. However, renomination to the Board is based on an assessment of each director's performance and contribution and is not automatic.

Stock Ownership. While each director is awarded stock options upon his or her initial election to the Board, we believe that there should not be other minimum requirements for stock ownership.

Resignation. Directors should offer their resignation in the event of any significant change in their personal circumstances.

3.    Rights of the Board of Directors

As the elected representatives of the shareholders, the directors are entitled to certain rights that enable them to fulfill their responsibilities more effectively, including the following:

Access to Officers and Employees. Directors have full and free access to officers and employees of the Company. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, inform the Chief Executive officer of any significant communication between a director and an officer or employee of the Company.

Compensation. Non-employee directors should be compensated for their time dedicated to and other contributions on behalf of the Company. The Compensation Committee will annually review and approve or suggest changes to the compensation of directors. In fulfilling this responsibility, the members of the Compensation Committee should take into consideration the following factors, among others: compensation should fairly pay directors for the responsibilities and duties undertaken in serving as a director of a company of the size and complexity of the Company; compensation should align the directors' interests with the long-term interests of shareholders; and non-employee director compensation should be targeted to be consistent with the compensation philosophy applicable to senior management of the Company. Furthermore, director's fees (which include all fees, stock awards, stock options and other consideration given to directors in their capacity as directors) are the only compensation that members of the Audit Committee may receive from the Company. Directors who are employees of the Company should receive no additional compensation for their services as directors.

Outside Advisors. The Board and each Committee has the authority to engage independent legal, financial or other advisors as it may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance, but each Committee will notify the Chairman and the Presiding Director of any such action. Management of the Company will cooperate with any such engagement and will ensure that the Company provides adequate funding.

4.    Rights of the Shareholders

We recognize the following rights of our shareholders:

Management of the Company. Management of the Company must be ethical, strive to uphold the highest standards of business practice and act in the long-term interests of the Company and its shareholders.

Annual Election of Directors. Ali directors are elected annually by the shareholders. We do not have staggered terms or elect directors for longer periods. Any vacancies on the Board may be filled or new directors appointed by the Board between Annual Meetings of the Shareholders, but any such appointment will only remain in effect until the next Annual Meeting of the Shareholders, when any such appointee will be presented to the shareholders for election.

Access to Management. Subject to reasonable constraints of time and topics and the rules of order, shareholders are allowed to direct comments to or ask questions of the Chairman and Chief Executive officer during the Annual Meeting of the Shareholders.

Communication with Directors, Shareholders, employees and others may contact any of our directors (including our Presiding Director) by writing to them c/o NetReit 365 South Rancho Santa Fe Road 3rd Floor, San Marcos, California 92069. Employees, and others, who wish to contact the Board (or any member of the Audit Committee) to report any complaint or concern with respect to accounting, internal accounting controls, auditing matters or corporate governance may do so anonymously by using that address.

5.    Election of Directors

The directors are elected each year by the shareholders at the Annual Meeting of Shareholders. The Board proposes a slate of nominees to the shareholders for election to the Board. The Board also determines the number of directors on the Board provided that there are at least4 and not more than 7 directors. Any vacancies on the Board may be filled or new directors appointed by the Board between Annual Meetings of the Shareholders, but any such appointment will only remain in effect until the next Annual Meeting, when any such appointee would be presented to the shareholders for election.

Shareholders may propose nominees for consideration by the Nominating &. Corporate Governance Committee by submitting the names and supporting information to: office of the Corporate Secretary, NetReit 365 South Rancho Santa Fe Road 3rd Floor, San Marcos, California 92069.

6.    Board Committees

Committee Structure. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the committee structure of the Board is limited to those committees which public companies are required to establish and those committees which focus on areas of critical importance to the Company. Currently, the Board has the following committees: Audit Committee, Compensation Committee, and Nominating & Corporate Governance Committee. The Board may, from time to time, eliminate committees or establish or maintain additional committees, as it deems necessary or appropriate.

Committee Members. The members and chairmen of these committees are appointed annually by the Board, upon recommendation of the Nominating & Corporate Governance Committee. The Audit Committee, Compensation & Benefits Committee and Nominating &. Corporate Governance Committee are comprised of independent directors only.

Committee Meetings. The Chairman of each Committee, in consultation with the other Committee members and management, will develop the agendas for and determine the frequency and length of the Committee meetings. Each Committee will meet in executive sessions from time to time, as required or as requested by any member; provided that the
Audit Committee, Compensation & Benefits Committee and Nominating & Corporate Governance Committee will each hold at least one executive sessions each year without members of management present.

Committee Charters. The Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee will each have its own charter, which will be adopted, and may be amended, by the Board.

7.    Annual Performance Evaluations

The Board and each Committee will conduct an annual self- evaluation. These self-evaluations are intended to facilitate an examination and discussion by the entire Board and each Committee of its effectiveness as a group in fulfilling its Charter requirements (if applicable) and other responsibilities, its performance as measured against these Principles and areas for improvement. The Nominating & Corporate Governance Committee will propose the format for each annual self-evaluation.

8.    Senior Management Performance Evaluations and Succession

In consultation with all non-employee directors, the Compensation Committee, in conjunction with the Presiding Director, will conduct an annual review of the performance of the Chairman and Chief Executive officer. In light of the critical importance of executive leadership to the success of the Company, the Board will also work with senior management to ensure that effective plans are in place for management succession. As part of this process, the Chairman/Chief Executive officer will report at least annually to the Board on succession planning. The Board will evaluate potential successors to the Chairman and Chief Executive officer and the Vice Chairman, and certain other senior management positions.

9.       Transactions with Directors

It is the policy of the Board that any transaction in which a Director (or any member of a Director's immediate family) has a personal or financial interest (direct or indirect) should be scrutinized carefully to ensure that the transaction is in the best interests of the Company and will not otherwise create a conflict of interest. It is incumbent upon each Director to promptly notify the Chairman, the CEO or the General Counsel when he or she becomes aware of a matter in which he or she (or any member of a Director's immediate family) has, or may have, a personal or financial interest (whether direct or indirect) or may otherwise have a potential conflict of interest.

Without the approval of a majority of the disinterested Directors, the Company will not enter into a transaction or arrangement (including utilizing the services of any Director to provide legal, accounting, financial, consulting or other similar services to the Company) in which a Director has a material personal or financial interest (direct or indirect). Whether a Director has a material personal or financial interest in a transaction or arrangement will be determined by the Board on a case-by-case basis, but at a minimum a Director will be considered to have a material personal or financial interest in a transaction or arrangement if the Company will be required to disclose the transaction or arrangement in its annual proxy statement to stockholders. The interested Director will not participate in any Board discussion regarding the matter in which the Director has such an interest. For purposes hereof, Director will include any entity with which the Director is affiliated, any immediate family member of a Director and any entity in which a Director's immediate family member has a material

10.               Periodic Review of these Principles

These Principles will be reviewed annually by the Nominating & Corporate Governance Committee and may be amended by the Board from time to time.